SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G*

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

(Amendment No. 7)*

Diligent Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes ).

CUSIP No.	13G	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS Carroll Capital Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,389,763
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,389,763
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,389,763
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.89% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Based on 117,211,106 shares of common stock outstanding on an as-converted to common stock basis (including 30,000,000 shares of Series A Preferred Stock).

CUSIP No.	13G	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS Greenwood Investments LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Wyoming
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 10,000,000 (consisting of shares of Series A Preferred Stock)(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 10,000,000 (consisting of shares of Series A Preferred Stock)(1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000,000 (consisting of shares of Series A Preferred Stock)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.53% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	The 10,000,000 shares of Series A Preferred Stock were transferred to Greenwood Investments LLC as a gift by Carroll Capital Holdings, LLC for no consideration.

(2)	Based on 117,211,106 shares of common stock outstanding on an as-converted to common stock basis (including 30,000,000 shares of Series A Preferred Stock).

CUSIP No.	13G	Page 4 of 6 Pages

1	NAMES OF REPORTING PERSONS Kenneth Carroll
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 13,989,763 See Note (1)
	6	SHARED VOTING POWER 1,000,000 See Note (2)
	7	SOLE DISPOSITIVE POWER 13,989,763 See Note (1)
	8	SHARED DISPOSITIVE POWER 1,000,000 See Note (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,989,763 See Note (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.78% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Consists of 10,000,000 shares of Series A Preferred Stock owned by Greenwood Investments LLC, 3,389,763 shares of Common Stock owned by Carroll Capital Holdings LLC and 600,000 shares owned by Kenneth Carroll, Trustee, the Elizabeth Carroll 2012 Descendants Trust.
(2)	Kenneth Carroll is the spouse of Elizabeth Carroll who is the trustee of the Kenneth Carroll 2012 Family Trust (the “Trust”). The Trust owns 1,000,000 shares (the “Trust Shares”). By virtue of his relationship to Elizabeth Carroll, Mr. Carroll may be deemed to share beneficial ownership of the Trust Shares. This filing shall not be deemed an admission that the reporting person is the beneficial owner of the Trust Shares.
(3)	Based on 117,211,106 shares of common stock outstanding on an as-converted to common stock basis (including 30,000,000 shares of Series A Preferred Stock).

CUSIP No.	13G	Page 5 of 6 Pages
Item 1(a).	Name of Issuer.

Diligent Corporation.

Item 1(b).	Address of Issuer’s Principal Executive Offices.

39 West 37th Street, 8th floor

New York, NY 10018

Item 2(a).	Name of Person Filing.

Carroll Capital Holdings LLC, Greenwood Investments LLC and Kenneth Carroll. Mr. Carroll is the managing member of Carroll Capital Holdings LLC and Greenwood Investments LLC and has voting and dispositive power over the shares held by Carroll Capital Holdings LLC and Greenwood Investments LLC.

Item 2(b).	Address of Principal Business Office or, if none, Residence.

The business address of Carroll Capital Holdings LLC, Greenwood Investments LLC and Kenneth Carroll is 94 Long Pond Rd, Hewitt, New Jersey 07421

Item 2(c).	Citizenship.

Carroll Capital Holdings LLC is a New Jersey limited liability company, Greenwood Investments is a Wyoming limited liability company and Kenneth Carroll is a United States citizen.

Item 2(d).	Title of Class of Securities.

Common Stock

Item 2(e).	CUSIP Number.

Item 3.	If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

Page 6 of 6 Pages

(g)	☐	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded form the definition of an investment company under section 3(c)(14) of the Investment Company act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Reference is made hereby made to Items 5-9 and 11 of pages two (2), three (3) and four (4) of this Schedule 13G, which Items are incorporated by reference herein.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 26, 2015

Carroll Capital Holdings LLC

/s/ Kenneth Carroll

By: Kenneth Carroll
its: Managing Member

Greenwood Investments LLC

/s/ Kenneth Carroll

By: Kenneth Carroll
its: Managing Member

Kenneth Carroll

/s/ Kenneth Carroll

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)